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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Lu,                           James                    K.T.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     16200 Carmenita Road
--------------------------------------------------------------------------------
                                    (Street)

     Cerritos,                     CA                  90703
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Diamond Entertainment Corporation (DMEC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     May 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
_______________________President________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          5/25/99        S4              3,800,000(1) D     (2)      7,412,785(3)   D
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

See Attached Addendum.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock Options                                                           Common
(right to buy)      $.05     5/25/99  A4        1,000,000    Immed.   5/24/04  Stock     1,000,000(4)     1,000,000 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                                                           Common
(right to buy)      $.05     5/25/99  A4        1,000,000    Immed.   5/24/04  Stock     1,000,000(5)     1,000,000 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                                                           Common
(right to buy)      $.10     5/25/99  A4          500,000    Immed.   5/24/04  Stock       500,000(6)       500,000 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                                                           Common
(right to buy)      $.10     5/25/99  A4          500,000    Immed.   5/24/04  Stock       500,000(7)       500,000 D
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Common Stock Options                                                           Common
(right to buy)      $.05     5/25/99  A4          500,000    Immed.   5/24/04  Stock       500,000(8)       500,000 D
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====================================================================================================================================

Explanation of Responses:

See Attached Addendum.

/s/ James Lu                                                   6/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                 James K.T. Lu
                               Addendum to Form 4

(1) The reported transaction concludes an arrangement in principle reached in 1995 for the transfer of record ownership of the subject shares from the Reporting Person to other officers and directors of the Issuer. The Reporting Person has always disclaimed beneficial ownership of the subject shares.

(2) The reported securities were issued in consideration of the Reporting Person's settlement of a matter by and among certain former consultants to the Issuer and the Reporting Person.

(3) The Reporting Person has previously disclosed being the record owner, but not the beneficial owner, of the 3,800,000 shares covered by this transaction held for the benefit of other directors and officers.

(4) The reported securities were granted in consideration of the Reporting Person's negotiations with note holders of the Issuer which resulted in the conversion of $903,076 in outstanding principal and interest into the Company's Common Stock.

(5) The reported securities were granted in consideration of the Reporting Person's securing additional financing for the Issuer in the form of convertible notes in the principal amount of $350,000.

(6) The reported securities were granted in consideration of the Reporting Person's negotiations with convertible note holders of the Issuer to convert $250,000 of the principal amount of the note into equity.

(7) The reported securities were granted in consideration of the Reported Person's efforts in concluding an agreement granting the Issuer exclusive distribution rights to certain products.

(8) The reported securities were granted in consideration of the Reporting Person's efforts in concluding an agreement for the Issuer of North American distribution rights to certain products.